                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended  December 31, 2001
                                              -----------------

                                       OR

         [  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ________ to ________.

                         Commission file number 1-13380
                                                -------

                     THE OFFICEMAX, INC. 401(k) SAVINGS PLAN

                                 OFFICEMAX, INC.
                                 ---------------
                             (Exact name of issuer)

            3605 Warrensville Center Road, Shaker Heights, Ohio 44122
          ------------------------------------------------------------
              (Address of principal executive offices) (zip code)

                                 (216) 471-6900
                                 --------------
              (Registrant's telephone number, including area code)

                                 OFFICEMAX, INC.

                     THE OFFICEMAX, INC. 401(k) SAVINGS PLAN


        Item 1            Not Applicable
        Item 2            Not Applicable
        Item 3            Not Applicable
        Item 4            Financial Statements of the Plan
                          The Financial Statements of The OfficeMax,
                          Inc. 401(k) Savings Plan for the fiscal year ended December 31, 2001, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

        Exhibit           CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   OFFICEMAX, INC.
                                   PLAN ADMINISTRATOR OF
                                   THE OFFICEMAX, INC. 401(K) SAVINGS PLAN





Date:  July 1, 2002                By: /s/ Michael F. Killeen
                                      -----------------------------------------
                                   Michael F. Killeen
                                   Senior Executive Vice President,
                                   Chief Financial Officer

                                                        Annex A
                                                          to
                                                        Form 11-K

THE OFFICEMAX, INC.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2001 AND 2000

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------


                                                                                                Page
                                                                                                ----
Report of Independent Accountants                                                                  3

Financial Statements:

         Statement of Net Assets Available for Plan Benefits
         at December 31, 2001 and 2000                                                             4

         Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2001                                                      5

         Notes to Financial Statements                                                           6-12

Supplemental Schedules:

         Schedule of Assets (Held at End of Year) -
         December 31, 2001                                                                        13

         Schedule of Reportable Transactions
         for the year ended December 31, 2001                                                     14


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the OfficeMax, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the OfficeMax, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

Cleveland, Ohio
June 14, 2002

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                     2001                2000
                                                 -----------         -----------
Assets:

Investments                                      $27,996,778         $24,388,197


Liabilities:

Amounts due for securities                           139,845             728,839
                                                 -----------         -----------

Net assets available for
       plan benefits                             $27,856,933         $23,659,358
                                                 ===========         ===========

   The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Additions:
  Additions to net assets attributed to:
    Interest and dividend income                                   $    437,360

    Contributions:
      Participant                                                     5,559,381

      Employer                                                        1,457,983

      Rollovers into plan                                               241,597
                                                                   ------------
          Total additions                                             7,696,321
                                                                   ------------

Deductions:
  Deductions from net assets attributed to:
    Withdrawals and terminations                                      3,206,222

    Administrative expenses                                              31,339
                                                                   ------------
          Total deductions                                            3,237,561
                                                                   ------------

Net realized and unrealized depreciation
  in the fair value of investments                                     (261,185)
                                                                   ------------

    Net increase                                                      4,197,575

Net assets available for plan benefits:
   Beginning of year                                                 23,659,358
                                                                   ------------

   End of year                                                     $ 27,856,933
                                                                   ============


   The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1 - Summary Description of the Plan
----------------------------------------

The following description of The OfficeMax, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by the Board of Directors of OfficeMax, Inc. (the "Company" or the "Employer"). Since January 1, 1998, when the assets of the Plan were incorporated into a Master Trust arrangement, the assets of the Plan have been maintained and transactions therein have been executed by The Bank of New York (the "Trustee"). The assets of the Plan are the only assets maintained within the Master Trust. The Plan has elected to report the assets of the Master Trust as Plan assets that are not part of the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

Generally, all full and part-time employees of the Company are eligible to participate in the Plan. Participation dates are January 1, April 1, July 1, and October 1 of each year. Employees hired on or after July 1, 1995 are eligible to participate in the Plan on the first participation date on or after 12 consecutive months of employment with 1,000 hours of continuous service and attaining the age of 21. As of January 1, 2000, the Plan was expanded to include resident Puerto Rican employees.

Contributions

Eligible employees may elect to contribute a portion of their compensation consisting of base pay and overtime. Employees may contribute between 2% and 15% of their compensation, subject to statutory limitations. Additionally, participants may rollover distributions from other qualified pension or profit sharing plans.

For the years ended December 31, 2001 and 2000, the Employer made matching contributions in the Company's common stock equal to 50% of the first 3% of eligible participant contributions. The amount of Employer contribution made with respect to any plan year, if any, shall be determined solely by action of the Board of Directors.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Participant Accounts

Separate total accounts are established and maintained for each participant in the Plan and consist of the following: i) an employee contribution account; ii) an Employer contribution account; and iii) a rollover account, if applicable. Within each of the accounts listed, separate records are maintained reflecting contributions, investment gains and losses, distributions, loans, withdrawals, and transfers of the portion of each account invested in available funds of the Trustee. The net value of each participant account is established each day the New York Stock Exchange is open for business. Allocations of investment gains and losses are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Employer's matching contribution plus actual earnings or losses thereon is based on years of continuous service as follows.

                Years of Service                          Vesting Percentage
                ----------------                          ------------------

                   Less than 2                                   0%
                       2                                        50%
                       3                                       100%

Investment Options

Participants may direct their contributions in any of the following investment options:

    DREYFUS-CERTUS STABLE VALUE FUND - A collective investment fund designed to provide high current income while preserving capital by investing mainly in Guaranteed Investment Contracts (GIC's) and other similar instruments.

    DREYFUS LIFETIME PORTFOLIOS, INC. - INCOME PORTFOLIO - Designed to maximize current income by investing only in United States securities including money market instruments (up to 10%), fixed income securities (up to 75%), and equity securities (up to 25%).

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    DREYFUS LIFETIME PORTFOLIOS, INC. - GROWTH AND INCOME PORTFOLIO - Designed to maximize capital appreciation and current income by investing in equity and fixed income assets with a target allocation of 50% in each asset class. The equity portion can be invested in international securities (up to 15%), large capitalization stock (up to 80%) as well as small capitalization stocks (up to 20%).

    DREYFUS LIFETIME PORTFOLIOS, INC. - GROWTH PORTFOLIO - Designed to maximize capital appreciation by investing between 65% and 100% of its assets in securities with up to 25% of its assets in international securities. The fund also has a target allocation of 20% of assets in fixed income securities.

    DREYFUS DISCIPLINED STOCK FUND - Designed to seek a combination of long-term growth and income primarily from stock investments.

    DREYFUS NEW LEADERS FUND, INC. - Designed to maximize capital appreciation by targeting smaller-sized domestic and foreign companies.

    OFFICEMAX, INC. COMMON SHARE FUND - Designed to offer employees the opportunity to invest in the common stock of OfficeMax, Inc., which is listed on the New York Stock Exchange and traded under the symbol OMX. All stock is purchased on the open market at current market prices.

Participants may specify, in 1% increments from 0% to 100%, the percentage of all future contributions to be invested in each investment fund. There is no limit as to the number of changes participants may make to their investment options.

The Plan's mutual fund assets have been maintained and transactions therein have been executed by the Trustee.


Loans to Participants

The Plan includes loan provisions for eligible participants. Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance. The interest rate on participant loans is equal to the prime rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan is effective plus one percent, and must be repaid in not more than five years.

Current employees pay principal and interest on outstanding loans ratably through payroll deductions. Participants who retire, or are terminated prior to meeting their loan obligation, have the option to pay the outstanding balance in total as of the date of retirement, or

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

termination, or have the loan balance outstanding considered a distribution, subject to applicable tax laws.

Plan Withdrawals and Terminations

Active participants are permitted to withdraw all or a portion of their vested accounts upon attaining the age of 59-1/2.

Participant amounts are payable upon retirement, death or other termination of employment and are made in a lump sum. Payment can be directed to the participant via direct rollover to an IRA or other qualified plan. If a participant's account balance exceeds $5,000, the participant may elect to defer receipt until retirement or such later date as specified by the Plan.

It is possible that a participant will receive less than the aggregate total amount of contributions should the market value of the funds decrease.

Forfeited Accounts

At December 31, 2001 and 2000, forfeited non-vested accounts totaled $20,568 and $19,116 respectively. Forfeited accounts are first applied to restore amounts previously forfeited by participants when required by the Plan and any remaining amounts are used to reduce future Employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, the interest of each participant with respect to Company contributions will vest immediately and be non-forfeitable and participants will receive a total distribution of their participant account.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Method of Accounting

The financial statements of the Plan are prepared utilizing the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

expenses during the reporting period. Actual results could differ from these estimates and assumptions

Investments

Plan investments are stated at fair market value. Mutual fund investments are valued at net asset value, representing the value at which shares of the fund may be purchased or redeemed, which represents fair market value. The loan fund is valued on the basis of undiscounted estimated future receipts. Investments in the OfficeMax Common Stock Fund are valued at the closing price of the Company's Common Shares as reported on the New York Stock Exchange Consolidated Transaction Reporting System.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The change in the difference between the current fair market value of investments at the end of the year, less the current fair market value of investments at the beginning of the year (or acquisition cost, if acquired during the year), is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation (depreciation) in fair value of investments. Gains and losses on investments that were both bought and sold during the year are also included in net realized and unrealized appreciation (depreciation) in fair value of investments.

Payment of Benefits

Withdrawals and terminations are recorded when paid. For the years ended December 31, 2001 and 2000 no withdrawals or terminations were transacted but not yet paid.

Contributions

Employee and Employer contributions are recorded in the period during which the Company makes the related payroll deductions from the Plan participant's earnings.

Administrative Expenses

Under the provisions of the Plan, the Company may elect to pay certain expenses on behalf of the Plan. Such expenses include, but are not limited to, the compensation of consultants, accountants, legal counsel and other specialists. During 2001 and 2000, the Company elected to pay certain of these expenses. In addition, the Plan incurred administrative expenses of $31,339 and $20,339 for the years ended December 31, 2001 and 2000, respectively.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3 - Tax Status of the Plan
-------------------------------

The Company received a favorable determination letter from the Internal Revenue Service for the Plan dated September 17, 1996. The Company believes that the Plan will continue to qualify as a trust exempt from taxation under the Internal Revenue Code, however, any changes which may be required by the Internal Revenue Service to maintain a favorable status will be made. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Investments
--------------------

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                   December 31,    December 31,
                                                       2001           2000
                                                    ----------     ----------

Dreyfus-Certus Stable Value Fund                    $3,795,539     $2,926,099

Dreyfus LifeTime Portfolios, Inc. - Growth and
Income Portfolio                                     3,552,214      3,423,570

Dreyfus LifeTime Portfolios, Inc. - Growth
Portfolio                                            2,679,352      2,450,785

Dreyfus Disciplined Stock Fund                       5,334,662      5,453,422

Dreyfus New Leaders Fund, Inc.                       5,281,798      6,145,492

OfficeMax, Inc. Common Share Fund
(participant-directed)                               1,628,486        856,614

OfficeMax, Inc. Common Share Fund
(nonparticipant-directed)                            3,884,739      1,560,662


During 2001, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

Common Stock                            $1,692,809
Mutual Funds                            (1,953,994)
                                        ----------
Total                                   $ (261,185)
                                        ==========

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5 - Nonparticipant-Directed Investments
--------------------------------------------

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                               Year Ended
                                                            December 31, 2001
                                                            -----------------
Changes in Net Assets:
    Employer contributions                                    $ 1,457,983
    Interest income                                                 6,522
    Net realized and unrealized
      appreciation in fair value of
      investments                                               1,134,753
    Withdrawals and terminations                                 (275,181)
                                                              -----------

    Net increase in assets                                    $ 2,324,077
                                                              ===========


Note 6 - Subsequent Events
--------------------------


As of February 1, 2002, Franklin Templeton Bank and Trust, F.S.B. replaced The Bank of New York as trustee of the Plan.

As of February 1, 2002, the Plan was amended to provide that employees are eligible to participate in the Plan on the first participation date on or after three consecutive months of employment with 250 hours of continuous service and attaining the age of 21. However, no Employer matching contributions will be made until the participant completes 12 consecutive months of employment with 1,000 hours of service.

Also as of February 1, 2002, the Plan was amended to permit employees who have attained the age 50 to make "Catch-Up Employee Contributions" to the Plan in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

-----------------------------------------------------------------------------------------------------------------------------------
                                               SECURITY                                                CURRENT
              IDENTITY OF ISSUE                DESCRIPTION                                             COST (a)           VALUE
-----------------------------------------------------------------------------------------------------------------------------------

Participation in registered       Dreyfus-Certus Stable Value Fund                                                       $ 3,795,539
     investment funds             Dreyfus LifeTime Portfolios, Inc. - Income Portfolio                                       921,055
                                  Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio                          3,552,214
                                  Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio                                     2,679,352
                                  Dreyfus Disciplined Stock Fund                                                           5,334,662
                                  Dreyfus New Leaders Fund, Inc.                                                           5,281,798


Participation in OfficeMax, Inc.  OfficeMax, Inc. Common Share Fund                                    $ 7,435,100         5,513,225
     common stock


Participant Loans                 Loans to participants, varying maturity                                                    918,933
                                    dates, 6.00% - 11.00%


(a) Cost omitted for participant-directed investments in registered investment funds and loans to participants


Note: This schedule has been derived from information certified as complete and accurate by the Trustee in accordance with Section 2520.103 of the Department of Labor Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.

THE OFFICEMAX, INC. 401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------

                                                   Purchase      Selling     Lease   Expense    Cost of  Current Value      Net
Identity of Party Involved   Description of Asset   Price         Price      Rental  Incurred    Asset     of Asset     Gain/(Loss)
--------------------------   --------------------   -----         -----      ------  --------    -----     --------     -----------



SERIES OF TRANSACTIONS:

Bank of New York             OfficeMax, Inc.
                             Common Share Fund      $1,276,864(a) $ 7,097(b)       -        -    $ 15,079  $ 7,097      (7,983)



(a)  aggregate of 9 transactions
(b)  aggregate of 5 transaction



Reportable Transactions for the year ended December 31, 2001 represent a series of transactions involving a nonparticipant-directed issue which exceeded 5% of assets available for plan benefits at the beginning of the year. Certain transactions reflected herein may not have settled as of December 31, 2001 and, therefore, may not be reflected in previous schedules.